Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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April 18, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour

Re:          Nordic American Offshore Ltd.
Form 20-F for the Year Ended December 31, 2015
Filed March 23, 2016
File No. 001-136484

Dear Ms. Raminpour,

On behalf of Nordic American Offshore Ltd. (the "Company," "NAO," "we," or "us"), Seward & Kissel LLP, as counsel to the Company, submits this response to the questions provided by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") to the Company via email dated April 10, 2017 (the "Sixth Comment Letter").

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Sixth Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.

Item 5. Operating and Financial review and Prospects
Critical Accounting Policies
Impairment of Long-Lived Assets, page 31

1.          We note your response to comment 3 in your letter dated March 28, 2017. Please note that ASC 360-10-35-30 states that "Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity's own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others. However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes. See Example 2 (paragraph 360-10-55-23) for an illustration of this guidance." Specifically, we note that ASC 360-10-35-30 calls for an entity to "incorporate the entity's own assumptions about its use of the asset and shall consider all available evidence." In order to properly evaluate your analysis and responses, please provide us with the following additional information:

•
We understand that you use the lower of market or entity specific performance over the past three years to generate some of the underlying projected cash flows in the first two years of the undiscounted cash flows in your Step 1 analysis, and 15-year historical average market information to generate some of the projected cash flows in years three onwards in your undiscounted cash flow analysis. Please demonstrate (using empirical or other available evidence) why the historical market and entity-specific cash flows are consistent with your own assumptions about the use of the vessels over the future remaining life of each vessel and why those historical cash flows reflect all available evidence about recoverability of each vessel's cost basis. Also, please demonstrate why the business cycle for your industry from which the historical cash flows were collected is consistent with the assumed business cycle from which projected cash flows were determined, including the current point of the business cycle as of the date of the recoverability analyses. We remind you that progress in the business cycle can be gradual, yet the remaining useful life of the vessels is finite.

•
Alternatively, if you are not able to support the length of the approximate business cycle in your industry and demonstrate where you are in the cycle, please provide a further disaggregation of the periods of cash flows projected from the two cohorts (i.e., years one and two, and year three onwards) you currently utilize, into shorter periods with period specific assumptions that are reflective of your expectations of actual undiscounted cash flows for those particular periods. If needed, please adjust your Step 1 analysis as necessary, and provide us with the results.

The Company has used historical average rates to project the future operating results.  We do believe such historical market information is a reasonable proxy for our specific cash flows based on our existing business strategy, as previously set out.

For determining the business cycle, the Company advises the Staff that data for PSVs exceeding the 15-year time-period used is not readily available, and accordingly we look to the key drivers of our market to predict our business market.  Specifically, one of the key drivers in the market where the Company operates is the support of rigs and historical data for rigs is illustrative of the cyclicality in the offshore sector. The "booms and busts" of our market are triggered by different factors, but the underlying facts are the same, when the market is rising and market outlook is positive, assets are ordered, and at a point, supply of assets outweighs demand (usually quite significantly) and the market falls steeply before re-balancing. The following Chart 1 shows the historical count of jackup rigs in the North Sea, a primary indicator of vessel demand.

Chart 1

Based on chart 1 above and the Company's analysis, there is no period where there has been a downturn over 5 years.  Historically speaking, the past three years has been one of the longest downturns since 1986 (the limit to data availability).  We also note there are a minimum number of rigs operating and just under 300 rigs has been the lowest point on three occasions since 2001 and is the point where the market has bounced back to more favorable conditions.

This view is the basis for our expectation that the downturn will last for about five years. As such, the Company is currently in the middle of the trough, and expects the market to be low but rising gradually both in 2017 and 2018 on the way to again providing profits for vessel owners. A recent analyst report, attached as Exhibit A herein, has reported this same sentiment noting demand measured by vessels working in the North Sea has risen 8% in 2017, which is also ahead of the typical seasonal increase1, and Illustration 1 (attached) shows market research expecting acceleration in exploration starting in 2017.

Furthermore, comparing the jackup rigs on contract (Chart 1) to the oil price (Chart 2) illustrates that the price per barrel of oil does not directly impact upstream oil service providers, which we discussed in previous letters, but did not provide evidence. Rather it is the trends in the price of oil relative to the cost basis which impacts the service providers. Additionally, with the demand for oil expected to increase (see Chart 4 and Chart 5 below), the level of activity seen in the past can be expected to be supported when extracting is deemed profitable.

1 Please see the Nordic American Offshore Equity Research Report by Clarksons Platou released April 18, 2017.

Chart 2

In the case the downturn stretches beyond the expected period, the Company has also performed an analysis of how a prolonged market downturn would impact its impairment analysis, with low, medium and high scenarios:

	Excess value of fleet[1]	Number of vessels with carrying value exceeding undiscounted cash flows
Low scenario	$2.4m	6
Medium scenario	$188.6m	0
High scenario	$212.5m	0

1 Excess value of the fleet is the total undiscounted cash flows less the carrying value in aggregate.

The "medium scenario" is the basis communicated to the Commission in the Company's prior responses, which includes a rate of $8,632 per day and utilization of 76% for 2017 and 2018 and a 15-year average rate and utilization for 2019 until the end of each vessel's economic life.

In calculating the "low scenario" the Company has applied the same $8,632 rate and utilization of 76%2 (the same as in year 1 and 2 in the "medium scenario") for the 5-year period from 2017 to 2021, inclusive. This analysis is to determine the Company's resilience to a prolonged downturn if this was to be the case.

2  In a recent analyst report some in the market place estimate 85% utilization for the industry in 2020. Please see the Nordic American Offshore analyst report by Clarksons Platou released April 18, 2017.

In this "low scenario" a rate of $20,244 is then applied for the period from 2022 to the end of each vessel's economic life.  $20,244 is the 15 year historical average rate, but with the all-time highs of the period 2006-2008 being reduced by 10%, applied to assess the impact of the markets not having as high peaks in the future as in the past and to adjust for the potential that the 2006-2008 boom does not repeat in the next 20 to 25 years.

In the "high scenario" the Company has used the same basis for 2017 as in the "medium scenario", with a rate of $8,632 and a utilization of 76% in year 1, but with a quicker ramp-up in 2018 to $15,000 per day with 82% utilization. For the subsequent periods the same basis (i.e. rates and utilization) used in the "medium case" is applied.

One probability weighted approached based on the analysis above would provide the following:

Weight low/medium/high	30% low/70% medium/0% high
Total Excess value	$132.7 million
Number of vessels with carrying values exceeding undiscounted cash flows	0

The overall analysis is based on the Company's opinion that weighing the low-, medium- and high scenario with 30%, 70% and 0%, respectively is appropriate because there are indicators of a market rebalancing such as:

-	expected future E&P spending by the oil companies (see Illustration 1 in the Appendix),

-	expected future prices for oil (see Illustration 5 in the Appendix) making the oil production industry profitable in the short term,

-	the large reserves in the North Sea (see Illustration 3 in the Appendix) which gives a foundation for increase in activity when production is profitable, and the longevity in the market, and

-	the positive adjustments in the oil companies spending and activities (see, e.g., Illustration 4 in the Appendix).

    These factors support a "medium scenario" as more likely than the "low scenario" at the time this analysis was performed. However, the "low scenario" should be emphasized as the market might not be able to recover as quickly, and to its former heights. The "low scenario" is considered less probable than the "medium scenario" as a market in such a state with earnings remaining below cash-break even until 2021 would leave many companies with lower capital to debt ratios and thus severely undercapitalized, with a high level of both bank and bond debt due before 2021, older fleets without access to the capital markets and a high risk of bankruptcy. The bankruptcy of these companies would remove them from the market, thereby removing supply of PSVs and positively impacting the participants remaining in the industry. With our newly added liquidity, the Company is expected to be able to endure such a scenario until 2021 without additional capital.

Based on the developments so far in 2017 it is considered unlikely that the market will re-balance in 2018 with the rates increasing to 2010-2014 levels. Accordingly, the "high scenario" is not emphasized at all.

Additionally, in response to the questions from the Staff, the Company has performed an analysis where cyclicality is specifically included, rather than an average from year 3 and beyond. This analysis was performed by the Company applying the same cycles as from 2004-2016 for the 2019 to the end of each vessel's useful economic life period, both with regards to rates and utilization. The 2004-2016 period was elected, as the market in 2004 started a recovery after a two-year downturn (mid-point in a downturn) and by applying the same estimates as for 2017-2018 for the prospective estimated cash flows, producing a 15-year cycle which includes longer downturns, medium and high markets. By applying such a cyclical prospective rate we get the following rates and utilization per year:

Chart 3

In this analysis, the undiscounted cash flows exceed the carrying value of the vessels by $148.9 million, which is slightly higher than the scenario above, and no individual vessels have carrying values exceeding undiscounted cash flows. The analysis demonstrates our view that the use of an average rate for the second cohort (i.e. 2019 to the end of the vessel's economic life) does not give an effect significantly different than using historical volatility.

A key part of our original strategy was to purchase only high-quality new vessels enabling us to better withstand market volatility.  Our internal cash flow assumptions in accordance with ASC 360-10-35-30 did not include potential sale of vessels before their estimated useful life as our strategy is not to sell into a down market and we believe other cash options are readily available to enable us to sustain operations if the down cycle were to be prolonged. The Company has sufficient liquidity to sustain a gradual improvement of the market.  Specifically,

•	Our current cash position of approximately $45 million allowing us to sustain a market and a cost basis such as 2016 for approximately three years with no change in the utilization or rate.

•
Modest market improvement, which is consistent with the investor's market perceptions in the oil and gas sector for the North Sea (i.e. http://www.telegraph.co.uk/business/2017/02/11/north-sea-set-roll-barrels-region-thrown-unlikely-lifeline/), extend our liquidity timeframe to 2021 and beyond without additional capital.

•	Continued measures to reduce cash losses (i.e. laying up vessels) have a modest effect and may, if needed, extend our cash availability beyond three years.

•
The ability to go back to the capital market, if needed (this ability was demonstrated by our recent and successful capital raise in March 2017) will extend our liquidity approximately three years for every $50 million raised.

•
Debt covenant risk is low. Our debt is collateralized by the value of the vessels, the only substantive covenant.  We have a waiver through 2018 demonstrated recent ability to obtain waivers, and have longstanding relationship with our lenders.

We believe that the current cash position and the application of one or more of the measures above, if needed, will enable the Company to operate to at least 2021 even in the 2016 market conditions.

The latest raising of equity we completed has given the Company leeway with regards to financing for some time, but we will continuously assess whether further capital needs to be added or covenants amended.  We believe we have the ability to raise equity if needed in both the U.S. and European capital markets, as demonstrated by our March 2017 offering, and the sentiment for the North Sea sector generally, as evidenced by the successful capital raises by Farstad Shipping (two), Petroleum Geo-Services, Songa Offshore, DOF, and Solstad Offshore in the latter part of 2016 and 2017 (https://www.oslobors.no/ob_eng/Oslo-Boers/Statistics).

The Company advises the Staff that we expect to use a probability weighted approach as contemplated by Example 2 paragraph 360-10-55-23 if future impairment analyses indicate an increased likelihood of a prolonged downturn, which triggers the need to reevaluate our company specific cash flow estimates and business. As demonstrated above, applying these principles for the year ended December 31, 2016 would not impact the conclusion of the analysis and were not used as our operating plan did not contemplate the sale of any assets.

2.          We would like to better understand how you have considered the evidence that supports and contradicts your view that historical period performance will be represented over the remaining useful life of the vessels. Specifically, we note the following examples (not an exhaustive list) that: 1) do not appear to be explicitly addressed in your Step 1 analysis; or 2) require further refinement to demonstrate that the entity has sufficiently considered all available evidence in performing its Step 1 analysis.

•
Operating expenses are not adjusted for inflation in future periods – We understand that a large component of your operating expenses is related to crew costs. We would expect labor costs and other operating costs to increase with the passage of time as a result of inflation in most cases. We would expect the correlations between labor supply and demand to labor costs would impact the timing and extent of inflation and that these would be consistent with your assumptions regarding the timing of demand for your services specific to the market in which you operate. We note your response to comment 16 in your letter dated March 28, 2017 and it states that an inflation rate should be "applied consistently to all factors as inflation will impact all input factors more or less equally." We do not agree that inflation will impact all input factors more or less equally. Notwithstanding inflation, downward pressures on price driven by supply and demand have resulted in lower daily rates in your industry relative to historical periods. However, operating expenses, including crew costs, are generally more closely correlated to inflation.

•
Additionally, as a general matter, based on your response to comment 16, we do not understand how you have determined in a sufficiently supportable manner that a 1% operating expense growth rate is a reasonable assumption. While we understand that the Company is actively working to reduce operating expenses, you determine your operating cost assumption using entity specific historical performance over the past three years as the starting point for your assumption. Your short term historical performance is associated with the earliest part of the lives of your vessels. However, you are projecting operating expense assumptions through the end of a vessel's useful life.

•
Please provide us with a robust description of a reasonable basis for your operating expense assumptions in your Step 1 analysis, separating crew costs and any other material costs from all other expenses. Additionally, please adjust your Step 1 analysis as needed for the aforementioned points, and tell us how the overall Step 1 analysis has been impacted.

The operating expenses consist of crew costs, vessel consumables (e.g. provisions, luboil etc.), technical costs (e.g. maintenance, ship equipment etc.), insurance and management fees (as the services are rendered from a third party), of which crew costs represent approximately 70 % of the total.

When assessing the input and estimating future crew costs the Company considered the following factors:

1.	Wage increases (or decreases) for sailors depend on the market. Since the offshore market turned, sailors have not received any increases in wages, and some have even agreed to wage decreases.

2.	Sailors are in an international market. As such the vessel owners have access to cheaper labor, and can use this as leverage.

3.
As a response to item 2 above, several jurisdictions have arrangements to incentivize the use of local seamen (e.g. if a vessel owner meets the required criteria's the Norwegian authorities will reimburse tax costs for Norwegian seamen).

As a result of these factors the Company concluded in its prior presentation that estimating future costs by using the current cost base and merely adding inflation was not best estimate.

Based on the experience of the Company's technical manager, the age of the vessel does not dictate the level of associated operating costs, and costs do not necessarily increase as a result of the age of a well-maintained vessel. The Company has compared its input to competitors, and had discussions with its third-party technical manager (which has been in the offshore sector since the 1980s) with regards to expected cost levels in the future. The growth in costs is more likely to come from growth in prices of services and equipment than as a result of the age of the vessel. However, vessel technology is a highly competitive and innovative business which impacts the prices of services and equipment.

If the operating costs for vessel owners for any reason were to increase significantly, and the market reverted to more stable state, such an increase in operating costs can be expected to be fully or partly passed on to the customers through increased freight rates. Such an increase would apply to all service providers which in turn would seek to uphold their profitability and return on capital, and such an increase may also be the result of changes in requirements (i.e. technological requirements for vessels which would result in fewer vessels in supply thereby increasing the rates), the success of which would depend on the market and the basis for the increase.

Both the wage costs and the technical costs are expected to grow, but as described above it is the Company's opinion that it is unlikely that it will grow in the same rate as inflation. Based on this the Company previously concluded that adding a 1 % compounded growth factor was reasonable.

However, the Company has also made assessments on the break-even levels of the operating expenses, and performed analysis using the average operating expense and applying a fixed inflation rate, with the following results:

Rate of inflation	Operating expense per day in last year of analysis	Total excess value	Number of vessels with book values exceeding carrying values
2.0%	$13,028	$197.8m	0
2.5%	$14,651	$151.8m	0
3.0%	$16,466	$102.5m	0
3.5%	$18,945	$49.7m	0
4.0%	$20,763	-$6.8m	6

The Company incorporated a substantial part of the risk element when calculating the basis used in the original impairment analysis, as the Company's methodology incorporated an element of conservatism by using the weighted average operating expenses from 2014 through 2016 with a compounded growth factor of 1%. By using the weighted average, operating expenses from 2014 through 2016, the starting point is 13%  higher than the average 2016 operating costs due to operational efficiencies that have been achieved over the past two years.  As the Company will re-consider their model for projecting future growth in its costs basis, it agrees that applying a rate on inflation based on observable market inputs may be a better approach, and the Company has used the average 2016 as operating costs as the starting point to apply inflation rates in the table above.

Only with a cost inflation estimate of 4.0% is there an impairment and we believe such a rate is not expected considering the competitive market and availability of international skilled labor.  There is a risk that the skilled labor will exit the market in a prolonged down turn, and this scenario has been modeled in the probability related scenarios noted for question 1 (the discussions are linked). Specifically, if costs were to increase beyond historical rates and to a point where it is not profitable to operate the entire fleet, we would need to consider selling part of the fleet.

On average the historical rate of inflation in the U.K. the last 5, 10 and 15 years per December 31, 2016 has been 1.40%, 2.30% and 2.16%, respectively. For Norway, which was less impacted by the financial crisis, the inflation has been slightly higher the last 10 years (2%). Most central-banks operate on 2-2.5% inflation target.

The Company advises the Staff that it will re-assess and re-consider its model for projecting future growth in its cost basis, and that it agrees that applying a rate on inflation based on observable market inputs may be a better approach than what it currently uses. However, as demonstrated above, applying such a new basis for input into its analysis will not impact the conclusion of the analysis.

•
The overall level of vessels available to provide services on a historical basis and on a prospective basis – The validity of assumptions utilized based on historical performance is impacted, in part, on the presumption that historical supply and demand trends will continue in the future. Please tell us how historical trends continue to be applicable in light of changes in the supply of available vessels in your industry and expectations of future demand for your services. Tell us how your Step 1 analysis is impacted, when you consider the impact of increased vessel supply and lower demand.

Over the last five years the supply of oil in the market has changed, especially with the introduction of shale oil from the U.S.  We see change manifest with the price of oil on a precipitous drop. We evaluated whether this drop indicates a shift away from the offshore sector wherein new unconventional production would reduce production offshore, which would impact the Company's industry negatively as this would reduce offshore activities.

According to the most recent data offshore production constitutes about 30 % of global oil supply (https://www.eia.gov/todayinenergy/detail.php?id=28492). With global oil demand expecting to increase, (ref Chart 4 below) and the cost cuts in the offshore sector, we expect offshore production to remain competitive and able to retain production for the market also in the future rather than being marginalized by, for example, North American unconventional oil production.

With Norway being the second largest offshore producing country in the world, and U.K. the ninth (see Illustration 2 in the Appendix), the new lowered cash break-even levels in the sector and the industry's political relevance for its respective countries in terms of energy security, balance of payments and workforce skills, we expect the North Sea to remain a significant contributor also in the future. This is substantiated by the oil companies' willingness to invest in the North (e.g. https://www.dn.no/nyheter/2017/03/21/0835/Energi/vil-investere-opp-mot-55-mrd-i-andre-fase-av-johan-sverdrup).

Chart 4

Chart 5

Based on the analysis above, we expect offshore production in the North Sea to continue to be significant, and to regain levels of activity as in the past. The next step in analyzing the fundamentals for our industry is the available tonnage to meet demand in the future.

Through the boom times in the oil sector, a high number of vessels were delivered to meet the significant increase in demand (ref Chart 6 below). In addition to generating a high demand for newbuildings, this also kept older vessels in the market. As illustrated on Chart 6 below, there was a significant influx of vessels into the market, and many old vessels were still operating up to the downturn in the market, while rates and particularly utilization remained resilient.

Newer, more technologically advanced and larger vessels are preferred by the oil companies. As such, the Company expects the future market to be dominated by vessels built after 2005, with modern technical specification and with a deck size larger than 749 m2 (http://www.dn.no/nyheter/2017/01/05/2054/Shipping/16-milliarder-kan-ruste-bort).  All of these criteria are met by the Company's current fleet.

The Company does not expect the market to increase to levels of activity where the full current fleet of every North Sea PSV operator will be in operation at historical levels of earnings; rather, the Company expects the economics of the market will re-balance through a combination of the demand side of the market increasing as exploration and production picks up and the supply side decreasing by tonnage that is older, less technological advanced and/or too small being removed, both of which will play its part in making the markets effective in the future.

When the market reaches a balance we expect utilization of vessels to return to its historical averages (from 2001-2014 utilization ranged from 87-98%), and the rates will be the fluctuating factor as in the past. When the market is in balance two key things happens with regards to utilization:

1.
Vessel owners are able to plan activities, and secure back-to-back contacts. As such vessels in the spot market will exit one contract and be able to go straight to a new assignment. When the market is not in balance, which is the current state, vessels will return to ports and await new contracts thereby accumulating both the time it takes to sail to port and waiting days in port as idle time.

2.
As the market is more-or-less balanced, the term market absorbs a significant tonnage leaving the spot market less vulnerable to idle or down-time. With a short-term supply or demand overweight in this market the spot rates will capture the market (as in the past), while utilization is less exposed.

Chart 6

The figures represent the deck sizes of each vessel in m2, and which year they were delivered. Vessels with a deck size of less than 749 m2, built before 2000 or without required technological specifications are expected to be removed from the market.

The Company expects the total fleet of PSVs to re-balance to levels due to removal of older outdated tonnage, as described by analysts, and the lack of new tonnage added to the fleet as no new vessels are ordered. A combination of which will provide a basis similar to historical levels.

As the Company expects the offshore sector of the North Sea to continue to be in operation in the future at levels comparable to historical, and that the supply and demand of PSVs will rebalance due to a natural removal of tonnage the historical supply and demand trends are considered to be appropriate when estimating future markets.

•
Given that the company is operating in a challenging market with low charter rates and vessel utilization which has weakened the company's liquidity, please describe how you have considered the possible sale of some of your vessels in your Step 1 analysis. ASC 360-10-35-30 states that "if alternative courses of action to recover the carrying amount of a long-lived asset are under consideration… the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes." Tell us how you have factored your liquidity situation in determining the assumptions utilized to perform your Step 1 analysis. If you have not factored this in, please adjust your Step 1 analysis appropriately, and tell us if there is any impact on your Step 1 analysis.

As of December 31, 2016, the Company was actively working on improving its liquidity. However, selling some of its vessels was not considered an option. On February 23, 2017, the Company's plans materialized and it announced a public offering which raised net proceeds of approximately $48.8 million.  This liquidity allows for the Company to sustain a prolonged downturn in the market if this is to be the case. Please see response to question 1 above.

As the likelihood of us selling any assets is remote for any period including the year ended December 31 2016 this was not factored in when we performed our impairment analysis. It is the Company's intention to keep each of the vessels for what is considered its economic life and the Company believes that the vessels will generate profitable cash flows over this time. Accordingly, our base case modeled company specific cash flows and did not consider a sale factor.  As discussed in the answer to question one, adding such a factor does not cause a failure of the step 1 impairment analysis.

Appendix:

Illustration 1: Expected Future Spending for Exploration and Production

Figure 1. Global E&P capital spending, 2005-2019E ($b)

$800
$700
$600
$500
$400
$300
$200
$100
$0
Rest of the World
Canada
United States
Actual
Estimates
2014 peak
acceleration
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Source: Company data, Evercore ISI Research

Illustration 2: Norwegian (and British) in relation to worldwide offshore production

Top 10 offshore producing countries in 2017

Saudi Arabia
Norway
Qatar
Iran
Brazil
United States
Mexico
UAE
United Kingdom
Angola
Gas
Liquids
0
1,000
2,000
4,000
4,000
5,000

Source: Rystad Energy UCube

Illustration 3: Size of available resources in the North Sea. The Johan Sverdrup field is estimated to contain between 1.7 and 3.0 billion barrels of exploitable deposits. Production is expected to start in 2019

North Sea (NCS)

Break even USD
PDO submitted/Planned
80
70
60
50
40
30
20
10
0
2011
2013
2015
2017
2019
2021
Alta/Gohta
King Lear
Vette
Gina Krog
Aasta Hansteen
Snadd N
Skarfjell
Garantiana
Trestakk
Pil/Bue
Snorre 2040
Grane D
Martin Linge
Viper Kobra
Dvalin
Johan Castberg
Wisting
Oda
Vette
Maria
Johan Sverdrup

Source: https://www.nrk.no/rogaland/startskudd-for-lyset-i-enden-av-tunnelen-1.12828639

Illustration 4: Offshore Magazine, January 2017

Illustration 5: Comparison of North Sea Brent Oil and Henry Hub Natural Gas Prices

Source: Annual Energy Outlook 2017 by eia.gov

*****************

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely, /s/ Gary J. Wolfe Gary J. Wolfe

cc:          Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Chairman
Nordic American Offshore Ltd.

Exhibit A

Clarksons Platou Securities AS
Equity Research Report of Nordic American Offshore

Clarksons Platou Securities AS

Nordic American Offshore

Offshore Support Vessels – Equity Research | **Initiating Coverage** | **18-Apr-17**

The time is now

Having recently completed a ~$50m recapitalization, in our view NAO has legs to run as the OSV market begins to recover. The equity offers unique exposure to a high-spec fleet, steady dividends and liquidity via a US-listing. We initiate coverage of NAO at Buy with a $2.00 Target Price, reflecting 1.0x NAV on newbuild parity values in 2020E.

High spec fleet with runway, dividends to increase as rates rise
Nearly unique among OSV companies, NAO combines a high-spec fleet with average age of just ~3.5 years and financial runway to 2020E and beyond, bolstered by the recent equity issue. While near-term dividends may be mostly symbolic, pay outs could increase materially as OSV rates recover. Estimates imply that NAO will pay out in dividends more than half of the current market cap from 2017E to 2020E.

OSV market primed for a turnaround
Nascent signs of demand improvement have recently emerged including the first two-month uptick in the offshore rig count since the downturn began in 2014 and a modest expansion in demand from servicing production platforms. Meanwhile supply rationalization mechanisms are in place in our view with a wall of maintenance costs potentially forcing out stacked and older vessels from the global fleet. As a result of improving demand and vessels exiting the fleet, our OSV macro model shows adjusted OSV utilization rising back towards 85% in 2020E. The net effect should be an eventual significant recovery in OSV rates and earnings.

Signs of life in the North Sea
Demand measured by vessels working in the North Sea has in 2017 risen ~8% from the bottom. Moreover the demand improvement began in February, well ahead of the typical seasonal uptick that usually begins in April. A snapshot from mid-April shows that term tendering activity has doubled in number of vessels required from the same period last year with an average duration 3x longer. Improving demand together with a high number of vessels in lay-up has brought down availability and pushed rates up, we argue. Rates in the first quarter of 2017 were the strongest first quarter in three years, and we continue to see volatility in rates with periods of strong earnings.

High upside to recovery pricing, Initiating at Buy with a $2.00 Target
We are initiating coverage of NAO with a Buy rating and $2.00 Target Price, which reflects ~1.0x NAV on newbuild parity in 2020 and implied 14% dividend yield on 2020E. Given the current low point of the cycle, in our view investors must look beyond current earnings and asset value and instead focus on a recovery valuation. The NAO story hinges on underlying market improvement, but in light of a high potential upside and ongoing dividends, we think investors should begin positioning themselves. The possibility of a rate spike in the seasonally strong North Sea summer season and/or consolidation moves could push the stock near-term, we argue.

RATING

BUY | NEUTRAL | SELL

Nordic American Offshore	
Bloomberg Symbol	NAO US
Price (USD)	0.95
Target Price (USD)	2.00
Avg Daily Vol	642,324
Free Float	76.9%

Market Data	
52-wk Range (USD)	0.93-5.69
No. of Shares (m)	62.0
Market Cap (USDm)	59
Net Debt YE (USDm)	57
EV (USDm)	116

One year price history for Nordic American Offshore

Share price (USD) relative to key indices

6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
Apr. 16
Jun. 16
Aug. 16
Oct. 16
Dec. 16
Feb. 17
NAO US
S&P 500 Index
OSX index

Key Financials (USD mill.)

FYE Dec.	2017E Curr	2017E Prior	2018E Curr	2018E Prior	2019E Curr	2019E Prior
Oper. revenue	16		22		42	
EBITDA, adj.	-6		-4		11	
EBIT, adj.	-22		-20		-4	
Net Profit, adj.	-26		-24		-8	
CFO	-11		-10		1	
EPS, adj. (USD)	-0.42		-0.39		-0.13	
Dividend/share (USD)	0.08		0.08		0.14	

Valuation

FYE Dec.	2015A	2016A	2017E	2018E	2019E	2020E
EV/EBITDA, adj. (x)						
EV/EBIT, adj. (x)						
P/E, adj. (x)	n.m.	n.m.	n.m.	**n.m.**	n.m.	3.7
EV/FCF (x)	n.m.	n.m.	n.m.	**n.m.**	n.m.	6.0
P/Book (x)	0.4	0.2	0.2	**0.3**	0.3	0.3
Net debt/EBITDA, adj.	-0.6	-7.1	-9.7	**-17.2**	7.4	2.2
Dividend yield (%)	11.6	10.2	8.5	**8.5**	14.8	29.6

Contact

Clarksons Platou Securities AS
Munkedamsveien 62 C
0270 Oslo, Norway
Tel: +47 22 01 63 00

Analyst

Turner Holm
Tel: +47 22 01 63 59
turner.holm@clarksons.com

Disclaimer

This report was prepared for information purposes only by Clarksons Platou Securities AS, a foreign broker dealer that is not registered in the United States. Clarksons Platou Securities AS' research reports are intended for distribution in the United States solely to "major U.S. institutional investors" in reliance on the exemption from broker-dealer registration provided by Rule 15a-6 of the United States Securities Exchange Act of 1934, as amended and may not be furnished to any other person in the United States. Each major U.S. institutional investor that receives a copy of Clarksons Platou Securities AS research report by its acceptance thereof represents and agrees that it shall not distribute or provide copies to any other person. This report does not constitute and will not form part of and should not be construed as a solicitation of any offer to buy or sell any security, commodity or instrument or related derivative or to participate in any trading or investment strategy. The opinions and estimates included herein reflect views and available information as of the dates specified and may have been and may be subject to change without notice. For additional important information and disclaimers, see "**Disclosure Appendix" included at the end of this report.**

Nordic American Offshore

Company background

Nordic American Offshore (NAO) owns and operates a fleet of 10 modern platform supply vessels (PSVs) servicing offshore drilling rigs and platforms primarily in the UK and Norway. Originally listed OTC in Norway during 2013, the company completed an IPO on the NYSE under the ticker NAO in June 2014. NAO grew out of Nordic American Tankers (NAT), a shipping company controlled by Executive Chairman Herbjørn Hansson, which is also NAO's largest shareholder with a 23.1% stake. Mr. Hansson is also Executive Chairman of NAO. Both companies have distinguished themselves with a long track record of paying dividends.

Initiating with a Buy rating and $2.00 Target Price

Target Price based on ~1.0x NAV on newbuild parity in 2020E

We are initiating coverage of NAO with a Buy rating and $2.00 Target Price, which reflects ~1.0x NAV on newbuild parity in 2020 and implied 14% dividend yield on 2020E. Given the current low point of the cycle, in our view investors must look beyond current earnings and asset value and instead focus on a recovery valuation. The NAO story hinges on underlying market improvement, but in light of a high potential upside and ongoing dividends, we think investors should begin positioning themselves. The possibility of a rate spike in the seasonally strong North Sea summer season and/or consolidation moves could push the stock near-term, we argue.

Priced attractively on newbuild parity NAV, get paid while you wait

NAO currently trades at a deep discount to NAV on newbuild parity, though we expect that will change as the equity market begins to discount a recovery in the OSV market. Hence in our view the current price at 37% of newbuild parity NAV appears highly attractive (see valuation tables on page 6). Shareholders will also benefit from a dividend while awaiting normalization in the OSV market. We estimate that NAO will pay out in dividends more than half of the current market cap from 2017E to 2020E. Note that dividend paying companies should trade at a premium on EV/EBITDA because the cash sweep of the dividend translates into higher EV than if no dividends were paid.

Why do we use newbuild parity? Because capitalism works

In light of the high variations in PSV earnings and asset values over the course of a cycle, we think investors focusing on near-term NAV will be left behind as the cycle turns. Hence our valuation approach centers on newbuild parity, a measure of intrinsic value that can be used to value ships on a forward-looking basis. Newbuild parity is related to tangible book value, but instead of using depreciated historical cost, newbuild parity depreciates from current newbuild price. Note that we calculate newbuild parity with straight-line depreciation over 25 years to zero terminal value.

The theory asserts that over time newbuild prices determine rates, because owners need to earn a 10-12% cost of capital on a newbuilding. If owners do not expect to earn the required return, no ships will be ordered. A lack of new ships naturally leads to supply contraction, since ships have finite lives. As supply falls (all else equal) utilization reaches a point where rates climb high enough for owners to order new ships and earn their cost of capital.

As the theory suggests, data shows that over time second-hand vessel prices tend to revert to a mean around newbuild parity. Since 2004 second prices for mid-size PSVs (~3,000 DWT) have averaged 95% of newbuild parity, while second-hand values for large-size PSVs (~5,000 DWT) have averaged 109% of newbuild parity for the same period. Currently however vessels trade at a significant discount to newbuild parity, especially for the mid-size vessels.

The distressed financial state of many (if not most) owners has removed natural buyers from the market, which may be contributing to low vessel prices. That dynamic could change as the largest players restructure and recapitalize, a process already in motion. As industry buyers return to the second-hand market, we expect vessel prices may once again revert towards newbuild parity.

Page | 2

Nordic American Offshore

PSV ~3,000 DWT - 5yr old vs. newbuild parity - 1Q/04 to 1Q/17

40
35
30
25
20
15
10
5
0
USDm
140%
120%
100%
80%
60%
40%
20%
0%
% of NB parity
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
5yr old % of NB parity
5yr old (~3,000 DWT)
NB parity

Source: Clarksons Platou Offshore Research

PSV ~5,000 DWT - 5yr old vs. newbuild parity - 1Q/04 to 1Q/17

70
60
50
40
30
20
10
0
USDm
160%
140%
120%
100%
80%
60%
40%
20%
0%
% of NB parity
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
5yr old % of NB parity
5yr old (~5,000 DWT)
NB parity

Source: Clarksons Platou Offshore Research

Newbuild parity at this stage of the cycle may underestimate the potential upside in asset prices, because it's based on newbuild prices near all-time lows. For context newbuild PSV prices have fallen more than 50% since the 2008 peak and more than 40% since mid-2014, and as a result newbuild parity prices are also near all-time lows. If newbuild prices rose again to mid-2014 level, current newbuild parity rises would increase 75%.

Norwegian yards like Ulstein, Vard, Kleven and Havyard reported losses in 2015 and 2016, leading us to believe there is little room for further reductions in prices. Recent ventures into offshore wind, aquaculture and cruise segments for these yards suggest that yards have alternatives beyond pushing lower prices for PSVs. With success in these new segments and a modest return in PSV orders, newbuild prices could begin to trend up again and push parity level higher.

Page | 3

Nordic American Offshore

Newbuild prices for mid-size and large PSVs - 1Q/04 to 1Q/17

80
70
60
50
40
30
20
10
0
USDm
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mid-size PSV newbuild
Large PSV newbuild

Source: Clarksons Platou Offshore Research

Rates needed to justify Target Price well below long-term average and forecasted rates

One of the advantages offered by the newbuild parity valuation is the ability to calculate rates required to justify vessel values given a fixed depreciation schedule and cost of capital. Using an 11.5% discount rate, consistent with observed historical averages in other shipping segments, and a 25 straight line depreciation method, we show that a rate of ~$14,900/day would be needed to defend a newbuild parity value of ~$22m for a six year old vessel, in-line with NAO's average fleet age in 2020.

Required rates for newbuild parity values (PSV ~4,000 DWT)

18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
rate USD/day
30
25
20
15
10
5
0
USDm
14,859
22
Rate needed to justify
$22m NB parity value
for 6yr old, in-line with
NAO fleet age in 2020
0
5
10
15
20
25
Vessel age in years
Rate
Newbuild parity value

Source: Clarksons Platou Securities AS

Note that the required rate of ~$14,900/day rate falls well below the long-term average rate of ~$20,200/day and our forecasted rate of ~$19,800/day in 2020E. For a more detailed of discussion of rate outlook, see page 7.

Page | 4

Nordic American Offshore

North Sea PSV term rates (~4,000 DWT) - Jan 2006 to Feb 2017

35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
USD/day
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Term rate
Long-term average
Rate needed to justify 6yr old NB parity

Source: Clarksons Research, Clarksons Platou Securities AS

Among the cheapest OSV stocks on a relative basis, high equity proportion provides runway

While we view NAO as an attractive bet on an absolute basis, we also see the stock as a preferred play relative to many other OSV stocks. Given highly heterogeneous fleets, and a lack of comparable transactions for many vessel types and the absence of earnings at the bottom of the cycle, comparing pricing of OSV companies can be a tricky proposition. Here we show EV (price of the cap structure) to tangible assets relative to tangible value of assets on the balance sheet (a proxy for depreciated newbuild cost). This approach yields an "apples-to-apples" comparison.

The analysis shows that NAO not only ranks among the cheapest OSV stocks, it also has the second highest proportion of equity in its cap structure. At this stage in the cycle, investors would likely prefer companies with high equity shares and financial runway. Standard Drilling (SDSD NO) ranks somewhat lower on the EV/tangible assets measure and higher on the equity proportion, though some investors may prefer modest leverage into a turning cycle, as well as dividends and a US-listing.

OSV equities - EV to tangible assets*

120%
100%
80%
60%
40%
20%
0%
EV/tangible assets
103%
98%
90%
84%
49%
48%
43%
39%
34%
DOF
SOFF
DESSC
FAR
TDW
GLF
HOS
NAO
SDSD
Net debt + Remaining capex
Equity

*Source: Bloomberg, company reports, Clarksons Platou Securities AS | *SOFF, FAR, DESSC and NAO pro-forma for refinancing. All debt taken at par. Prices as of Apr-17-17. SDSD based on synthetic newbuild value derived from original newbuild cost of vessels assuming 25 year straight-line depreciation.*

Page | 5

Nordic American Offshore

Valuation tables

Current

Year	2017E	2018E	2019E	2020E
EBITDA	-6	-4	11	34
EPS	-0.42	-0.39	-0.13	0.26
Dividend	0.08	0.08	0.14	0.28
Price	**0.95**	**0.95**	**0.95**	**0.95**
Shares	62	62	62	62
Market cap	59	59	59	59
Net debt	102	121	128	122
EV	161	180	187	180
Vessels	10	10	10	10
NB parity	256	245	233	221
NAV at NB parity	157	128	116	118
PE	**-2.2x**	**-2.4x**	**-7.4x**	**3.7x**
EV/EBITDA	**-27.3x**	**-40.5x**	**16.6x**	**5.2x**
Yield	**8%**	**8%**	**15%**	**30%**
EV/vessel	**16**	**18**	**19**	**18**
P/NAV at NB parity	**37%**	**46%**	**51%**	**50%**

At USD 2.00 Target

Year	2017E	2018E	2019E	2020E
EBITDA	-6	-4	11	34
EPS	-0.42	-0.39	-0.13	0.26
Dividend	0.08	0.08	0.14	0.28
Price	**2.00**	**2.00**	**2.00**	**2.00**
Shares	62	62	62	62
Market cap	124	124	124	124
Net debt	102	121	128	122
EV	226	245	252	246
Vessels	10	10	10	10
NB parity	256	245	233	221
NAV at NB parity	157	128	116	118
PE	**-4.7x**	**-5.1x**	**-15.6x**	**7.8x**
EV/EBITDA	**-38.4x**	**-55.2x**	**22.4x**	**7.1x**
Yield	**4%**	**4%**	**7%**	**14%**
EV/vessel	**23**	**25**	**25**	**25**
P/NAV at NB parity	**79%**	**97%**	**107%**	**105%**

Current price adjusted for dividends

Year	2017E	2018E	2019E	2020E
EBITDA	-6	-4	11	34
EPS	-0.42	-0.39	-0.13	0.26
Dividend	0.08	0.08	0.14	0.28
Price	**0.95**	**0.95**	**0.95**	**0.95**
Shares	62	62	62	62
Market cap	59	59	59	59
Net debt	98	112	112	89
EV	156	171	170	148
Vessels	10	10	10	10
NB parity	256	245	233	221
NAV at NB parity	161	137	132	151
PE	**-2.2x**	**-2.4x**	**-7.4x**	**3.7x**
EV/EBITDA	**-26.6x**	**-38.4x**	**15.1x**	**4.3x**
Yield	**8%**	**8%**	**15%**	**30%**
EV/vessel	**16**	**17**	**17**	**15**
P/NAV at NB parity	**36%**	**43%**	**44%**	**39%**

At USD 2.00 Target adjusted for dividends

Year	2017E	2018E	2019E	2020E
EBITDA	-6	-4	11	34
EPS	-0.42	-0.39	-0.13	0.26
Dividend	0.08	0.08	0.14	0.28
Price	**2.00**	**2.00**	**2.00**	**2.00**
Shares	62	62	62	62
Market cap	124	124	124	124
Net debt	98	112	112	89
EV	222	236	236	213
Vessels	10	10	10	10
NB parity	256	245	233	221
NAV at NB parity	161	137	132	151
PE	**-4.7x**	**-5.1x**	**-15.6x**	**7.8x**
EV/EBITDA	**-37.7x**	**-53.1x**	**20.9x**	**6.2x**
Yield	**4%**	**4%**	**7%**	**14%**
EV/vessel	**22**	**24**	**24**	**21**
P/NAV at NB parity	**77%**	**91%**	**94%**	**82%**

Source: Clarksons Platou Securities AS

Page | 6

Nordic American Offshore

Rate outlook, financials and estimates

Operating assumptions

Earnings estimates reflect a gradual rate recovery for OSVs in-line with the industry outlook discussed in the OSV market section of this report. A simple regression shows that ~71% of the change in North Sea PSV rates can be explained by changes in global OSV utilization. Using forecasted utilization from our OSV macro model, the relationship suggests North Sea PSV rates of $7,250 in 2017E, $9,700 in 2018E, $13,800 in 2019E and $19,800 in 2020E. With minor differences estimates broadly reflect this progression.

North Sea PSV rates (~4,000 DWT) vs. global OSV utilization - 2006 to 2020E

30,000
25,000
20,000
15,000
10,000
5,000
0
rate (USD/day)
60%
65%
70%
75%
80%
85%
90%
95%
100%
Utilization
2007
2014
2012
2006
2008
2013
2011
2020E
2010
2009
2019E
2015
2018E
2016
2017E

Source: Clarksons Platou Securities AS, Clarksons Research

Currently NAO has 3 vessels stacked, though we show them coming back from summer 2018. For the active vessels, utilization is estimated at ~75% for 2017E and 2018E, 85% in 2019E and 90% in 2020E. If the company secures term charters, utilization could come in higher than estimated. From a cost perspective, we assume vessel cash opex per day stays flat through 2018E at £5,500 before rising to £6,000 per day in 2019E and 2020E. Cash opex per day peaked in 2014E at ~£6,900.

Estimated rates and active utilization (ex-stacked vessels) - 2017E to 2020E

25,000
20,000
15,000
10,000
5,000
0
USD/day
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
active utilization
75%
76%
85%
90%
8,419
8,698
13,669
19,882
2017E
2018E
2019E
2020E
Estimated rates
Estimated active utilization

Source: Clarksons Platou Securities AS

Page | 7

Nordic American Offshore

Liquidity and dividend outlook: runway to 2020E and beyond

Following the March 2017 issue of 41.3m shares for net proceeds of $49.2m, NAO has a cash balance that should provide sufficient liquidity to fund operations and pay dividends through 2020E and beyond on our estimates. Estimates assume the company pays $4-5m of annual dividends in 2017E and 2018E (NAO paid $6m in 2016) before ramping up to $7m in 2019E and $16m in 2020E as EBITDA rises with rates.

We expect other items like capex, interest and working capital will be modest uses of cash through 2020E. The company has no remaining newbuild capex, so going forward capex should reflect only special survey costs. Interest cost should stay fairly flat with recent levels because gross debt levels are expected to remain unchanged. We show a build in working capital especially in 2019E and 2020E due to increasing revenue and receivables.

Cash flow - 2016 to 2020E

USDm
50
40
30
20
10
0
3
49
6
4
1
2
4
34
4
4
2
4
5
15
11
4
7
0
7
8
34
4
8
16
14
2016 cash
New equity
EBITDA
Interest
Chg in WC
Capex
Dividends
2017E cash
EBITDA
Interest
Chg in WC
Capex
Dividends
2018E cash
EBITDA
Interest
Chg in WC
Capex
Dividends
2019E cash
EBITDA
Interest
Chg in WC
Capex
Dividends
2020E cash

Source: company reports, Clarksons Platou Securities AS

Debt overview

NAO has one revolving credit facility (non-amortizing) secured in the company's vessels for up to $150m that matures in March 2020. $137m was drawn at the end of 2016. Included in the facility are covenants related to minimum value-adjusted equity (ratio & amount), minimum liquidity, vessel value to drawn debt and positive working capital. The company has not disclosed exact levels needed to maintain compliance.

Due to the downturn in the OSV industry, the company was in breach of the value-adjusted equity and amount covenants and the minimum liquidity covenant at 4Q16 reporting. However, the banks granted waivers until March 31, 2018. As a condition of the waivers, NAO agreed not to drawn down further debt under the facility.

Because NAO raised $49.2m of net new equity post the waiver agreement, we expect banks will grant further waivers beyond the March 2018 cutoff date. Banks may keep the current debt limit, though with the cash from the equity raise, in our view no further debt will be required to fund operations within the forecast period.

Page | 8

Nordic American Offshore

Fleet overview

Nordic American owns among the highest spec fleet of modern vessels in the OSV industry. All 10 vessels were built in the last 5 years at high quality Norwegian yards with well-known designs. Moreover, each vessel has fuel-efficient diesel electric engines and DP2, with the NAO Galaxy and NAO Horizon offering additional designations like oil recovery, firefighting and ice-class C. NAO's fleet averages around 4,200 DWT in size or larger than ~70% of the global PSV fleet. The average age equates to ~3.5 years, which is among the youngest of any OSV company.

Vessel name	Built	Design	Yard	Deck m^2	DWT	LOA (m/ft)	Dynamic positioning	Additional equipment*
NAO Fighter	2012	PX121	Ulstein Yard, Norway	850 m2	4,200	83.4 / 274	DP 2	n/a
NAO Prosper	2012	PX121	Ulstein Yard, Norway	850 m2	4,200	83.4 / 274	DP 2	n/a
NAO Power	2013	PX121	Ulstein Yard, Norway	850 m2	4,200	83.4 / 274	DP 2	n/a
NAO Guardian	2013	PX121	Ulstein Yard, Norway	850 m2	4,200	83.4 / 274	DP 2	n/a
NAO Thunder	2013	PX121	Ulstein Yard, Norway	850 m2	4,200	83.4 / 274	DP 2	n/a
NAO Protector	2013	PX121	Ulstein Yard, Norway	850 m2	4,200	83.4 / 274	DP 2	n/a
NAO Viking	2015	PX121	Ulstein Yard, Norway	850 m2	4,200	83.4 / 274	DP 2	n/a
NAO Storm	2015	PX121	Ulstein Yard, Norway	850 m2	4,200	83.4 / 274	DP 2	n/a
NAO Galaxy	2016	Vard 08	Vard Aukra, Norway	830 m2	4,100	81.7 / 268	DP 2	NOFO, FIFI 1, ICE C
NAO Horizon	2016	Vard 08	Vard Aukra, Norway	830 m2	4,100	81.7 / 268	DP 2	NOFO, FIFI 1, ICE C

*Source: company reports | *NOFO = Norwegian oil recovery standard, FIFI = firefighting, ICE C = ice class C*

The homogeneity of the fleet offers several advantages from an operational perspective. It's easy for charterers to roll from one NAO vessel to another since most of them have exactly the same spec. In addition to working with the same technical capacities, charterers deal with the same HSE and back-office personnel and systems. Having the same design across most of the fleet also allows the company to save on spare parts, maintenance and crew training.

The vessels all trade in the spot or short-duration term market, having previously worked term jobs for clients like Shell, Apache and Centrica. Seven of the ten vessels are currently in active service, while three vessels are laid-up in Norway. Two of the stacked vessels are essentially straight from the yard, so activating these vessels will require no special survey and be relatively easy, we argue. The other stacked vessel, NAO Fighter, will require a special survey at a cost of $1-1.5m in order to re-enter service, in our view.

Page | 9

Nordic American Offshore

What is a PSV?

PSVs provide supplies to support mobile offshore drilling units and fixed offshore installations. Though drilling and production comprise the primary end markets, PSVs sometimes work in offshore construction hauling materials or in seismic support roles. The vessels are characterized by large back decks for dry cargoes like drill pipe, cement and small containers, while tanks under deck store liquid cargoes including drilling mud, injection chemicals, fuel and water.

NAO Protector (PX121 Design) | NAO Horizon (Vard 08 design)

PSV size can be measured in a number of ways including size of deck area in square meters (m2), carrying capacity in deadweight tons (DWT) or length of aft in feet (LOA). In the North Sea PSVs have historically been judged by deck area, while in the Gulf of Mexico owners typically speak of a vessel's length, e.g. a 300 foot PSV. Deadweight may be the most accurate measure as it takes into account the vessel's total carry capacity above and below deck. For historical reasons Clarksons Platou tracks PSV rates by deck area in square meters (m2).

Vessels that work in deepwater, harsh environments or remote locations usually have a minimum size of 2,500 dwt or greater (~600 m2). Deepwater jobs require large vessels as floating rigs are greater in size and consume more supply than jackups in shallow water. Larger vessels also perform better in high waves, which is why only relatively large PSVs are used in the North Sea. For remote operations the preference for large PSVs comes down to the greater efficiencies achieved with few cargo runs on large vessels. Smaller vessels typically serve shallow water drilling and production facilities in benign water markets such as West Africa, Southeast Asia, Mexico, the Middle East and the "shelf" of the US Gulf of Mexico. Markets for large PSVs include the North Sea, Brazil, the deepwater US Gulf, West & East Africa and Australia.

When analyzing the PSV market, Clarksons Platou groups PSVs together with small anchor-handlers (AHTS) because the vessel types are used interchangeably in markets like Southeast Asia, the Middle East and parts of Africa. Therefore, in order to account for all possible substitution, we create a category called **"OSV"** encompassing all PSVs above 1,000 DWT and all AHTS between 4,000 and 10,000 BHP. Note that AHTS are categorized by the size of the ship's engine measured in brake horsepower (BHP) as these vessels are at times used for towing. Small AHTS do not play a role in the North Sea.

Page | 10

Nordic American Offshore

Foreword on the OSV market

In the following section we cover supply and demand for OSVs as a single global market. While NAO operates entirely within the North Sea, in our view the North Sea must be understood within a global context. Strong correlation exists between regional OSV dayrates because NAO's global competitors like Tidewater, Solstad or Bourbon can move tonnage between regions with low switching costs. Given this market structure, in our view the global market must recover for the North Sea to recover.

OSV rates in various markets - Jan 2006 to Feb 2017

40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
USDk/day
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
W-Afr med PSV
US Gulf med PSV
Brazil med PSV
North Sea med PSV

Source: Clarksons Research

Though there is strong correlation between dayrates, they are not always the same across regions. Headline dayrates can vary due to differences in operating costs, risk and local regulations that restrict access to a market. A PSV that costs ~$6,000 per day to operate in the UK may cost ~$14,000 per day to operate in Brazil. In other words EBITDA may be similar even though the dayrates are different.

While largely a global market, some regions do have technical or regulatory barriers that can result in modest earnings differences. In the North Sea market, charterers require vessels of high specification built at quality (mostly European) shipyards to deal with the harsh conditions. Size is also an important factor: PSVs below 3,000 DWT are not competitive in the North Sea, and most vessels are 4,000 DWT or larger. In other markets like the US and to some degree Brazil, regulations require local content that can distort market prices at times. Even in these "protected" markets, rates largely move with the global OSV market given similar supply and demand.

The last caveat to the "one market" thesis is that vessel spec matters, especially for utilization. Larger and more modern vessels will over time achieve better utilization (and therefore earnings) because charterers naturally prefer the best assets. In our view investors should position themselves with the best vessels, which means 3,000 DWT or larger in size and built in the last 10-15 years (if not younger).

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Nordic American Offshore

Better times ahead for the OSV market

Since the second half of 2014, the OSV industry has experienced a severe downturn, though we believe 2017 marks the bottom and a rebalancing is underway. An expected gradual recovery in oil prices (leading to increased rig count) as well as the ongoing expansion of offshore infrastructure should support higher vessel demand, while attrition of stacked and older vessels should lead to contraction on the supply side.

OSV supply, demand and fleet utilization - 2001 to 2020E

3,500
3,000
2,500
2,000
1,500
1,000
500
0
# of vessels
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
OSV fleet utilization
87% 88% 88% 90% 91% 92% 94% 94% 91% 86% 86% 87% 88% 85% 76% 62% 63% 67% 74% 85%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E
Production support demand
Rig demand
Total supply
Adjusted supply
Adjusted utilization

Source: Clarksons Platou Securities AS

The adjustment in fleet size represents perhaps the most important factor in our OSV macro model. Over time we think many stacked vessels will exit the market because reactivation will become too expensive (at least until the market is quite hot) and/or charterers will not want them. To reflect this view, we assume that stacked vessels lose 20% of their supply value each year they are stacked.

As a result of improving demand and vessels exiting the fleet, our OSV macro model shows adjusted OSV utilization rising back towards 85% in 2020E. The net effect should be a significant recovery in OSV rates and earnings.

OSV utilization, historical and forecasted - 2001 to 2020E

100%
95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
87% 88% 88% 90% 91% 92% 94% 94% 91% 86% 86% 87% 88% 85% 76% 62% 63% 67% 74% 85%
60% 58% 60% 63% 69%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E
Adjusted utilization
Total utilization

Source: Clarksons Platou Securities AS

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Nordic American Offshore

Rigs and production support drive OSV demand

Two main drivers comprise demand for offshore support vessels: rig demand and production support demand. Rig demand is relatively volatile and dependent upon offshore rig count, while production support demand is relatively stable and dependent upon the installed base of offshore production platforms. Over time production support has grown share of total demand because of the steady expansion in offshore production infrastructure. The share of production versus rigs is also cyclical: it rises when the rig count falls and falls when the rig count rises.

OSV demand by source - 2001 to 2020E

%of total OSV demand
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
71% 64% 58% 55% 56% 53% 49% 47% 42% 39% 38% 40% 42% 41% 38% 31% 31% 33% 33% 35%
29% 36% 42% 45% 44% 47% 51% 53% 58% 61% 62% 60% 58% 59% 62% 69% 69% 67% 67% 65%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E
Production support demand
Rig demand

Source: Clarksons Platou Securities AS

Rig demand refers to the support of mobile offshore drilling units, including the supply of drill pipe, drilling mud, diesel to run DPs and generators, chemicals for injection, cement, well intervention and completion equipment and tools as well as food and water. The rig move process creates additional demand for OSVs. When rigs move between wells, the rigs are generally stripped of most deck cargo for safety purposes and then resupplied when the unit arrives at the new location.

In most cases 2 to 3 OSVs support each floating rig, and 1 OSV is utilized for each jackup. Floaters require more vessel capacity due to their greater size and consumption needs. For example modern drillships hold 200 people on board, while a modern jackup usually offers slightly over 100 beds. Most modern floaters also require fuel to run dynamic positioning systems, whereas jackups are fixed to the seafloor and need less fuel. Moreover floaters drill wells at greater depths at greater distances from shore, which means more drilling pipe, more drilling mud, more cement, etc.

Production support demand comprises the supply of materials needed to maintain production at an offshore platform. Much of the cargo is similar to that needed on a rig, though materials are typically consumed at lower rates since platforms are not drilling at most points in time. Nonetheless, platforms require tools and materials for maintenance, fuel for generators, and injection chemicals among other basics.

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Nordic American Offshore

Expanding infrastructure drives production demand

While rig activity is currently subdued because of low oil prices, demand for OSVs to serve offshore infrastructure should continue to expand modestly in the coming years, in our view. Including only firmly planned platforms and netting out decommissioning, our analysis shows that the installed base of offshore platforms should expand by ~8% by 2020 relative to 2015. That expansion should provide a steady base of demand for OSVs.

Global offshore platform installed base measured in tons* - 2000 to 2020E

K tons
growth
0
2
4
6
8
10
12
14
16
18
0%
1%
2%
3%
4%
5%
6%
7%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Weight of offshore topsides
YoY growth

Source: Infield | net of decommissioning, includes new projects with firm plans

Rather than counting platforms, the installed base that drives our OSV macro model is measured in tons of topside weight. Platforms come in many different sizes, so weight in tons offers a more accurate yardstick for gauging demand for OSVs. Generally speaking, the larger the platform, the more consumables the platform will require, and the more vessels it will require.

Growth in production infrastructure largely stems from projects commissioned prior to the 2014 oil price collapse, fields low on the cost curve and projects of strategic importance. The Persian Gulf countries should lead shallow water expansion as national oil companies in the region continue to spend. While the Middle East comprises the largest number of projects, the largest projects are expected in Brazil. Measured by tons of platform weight, the deepwater Brazilian developments comprise about a quarter of the global planned expansion in offshore infrastructure to 2020. Even in the mature North Sea, we expect production infrastructure to show a net increase. About 150k tons of platforms are under construction for the UK and Norway, while about 100k tons of currently operational platforms are scheduled for decommissioning by 2020.

Increasing water depth of offshore production is also driving production support demand for OSVs. Back in 2000 offshore production averaged only ~480 feet of depth, whereas in 2016 the number stood at over 1,200 feet. Intuitively, platforms in deeper water are also farther from shore, so vessels need longer to transit from shore. That ton-mile effect has resulted in higher demand for OSVs. According to forecasts from Rystad Energy, average water depth should continue to increase out to 2020.

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Nordic American Offshore

Offshore oil production and average water depth - 2000 to 2020E

30
25
20
15
10
5
0
mmbbls/d
1,600
1,400
1,200
1,000
800
600
400
200
0
water depth (ft)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
Offshore oil production
Avg water depth

Source: Rystad Energy

Rig demand for OSVs driven by oil prices

Rig demand for OSVs comes down to rig count. So then how to determine rig count? There two components: rig backlog and forecasted levels of rig contracting. The first item, rig backlog, is given; it's simply the number of rigs contracted at any given point out in time based on current contracts. To forecast levels of new rig contracting, we utilize the correlation between changes in rig contracting measured in rig years and changes in oil revenues (global oil production * inflation adjusted oil price). From 1999-2016 the year on year changes in oil revenues explained 85% of the moves in rig contracting.

YoY change in oil revenues vs. change in rig fixing activity

r squared = 0.85
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Chg in rig fixing
Chg in oil revenues
2005
2000
2011
2010
2004
2008
2002
2012
2003
1999
2007
2006
2013
2001
2016
2014
2015
2009

Source: Clarksons Research, BP, Rystad Energy, Bloomberg

The oil revenues allows us to forecast rig contracting using a production forecast from Rystad Energy and assumed oil prices of $55/bbl in 2017, $60/bbl in 2018, $65/bbl in 2019 and $70/bbl by 2020. The new rig contracts are then layered on rig backlog, which produces a rig count. When multiplied by a vessel to rig ratio, one can calculate rig demand for OSVs in future periods.

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Nordic American Offshore

Offshore rig counts and Brent oil prices - 2000 to 2020E

contracted rigs
Brent oil price (USD)
Jackup count
Floater count
Brent oil price

Source: Clarksons Research Ltd, Bloomberg

While production demand remains steady, falling rig demand has posed the greatest challenge to the OSV market in 2015 and 2016 and led to the stacking of hundreds of vessels. Oil companies slowed new rig contracts to a trickle as they worked through rig inventory built in the boom years.

Working rig count: jackups and floaters - Jan 2000 to Apr 2017 working rigs
Working jackups
Working floaters

Source: IHS

However, the offshore rig count may have finally reached a bottom. For the first time since the downturn began in 2014, the number of rigs working offshore has increased for two months in a row. This holds true for both floaters and jackups. While the so-far minor uptick in rig count is positive short-term, longer term forces are at work, in our opinion.

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Nordic American Offshore

Global oil production by source - 2000 to 2025E

million barrels per day
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Offshore
Other onshore
Shale

Source: Rystad Energy

In our view offshore rig count must increase in order to replace existing offshore production. While shale may take up much of the expected growth in oil consumption in the coming years, offshore production is expected to remain at least flat for the foreseeable future. Assuming we continue to need current levels of offshore oil, current industry dynamics are unsustainable.

Offshore reserve replacement ratio (trailing 3 year average) - last 20 years

Discovered resources / Production
160%
140%
120%
100%
80%
60%
40%
20%
0%
96%
93%
112%
139%
134%
111%
95%
91%
92%
88%
84%
94%
86%
135%
125%
135%
91%
79%
53%
41%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

Source: Rystad Energy

On a trailing 3 year average, the offshore oil reserve replacement ratio (offshore oil discoveries divided by oil production) reached the lowest level on record at 41%. If it continues this development will at some stage lead to falling offshore production that will take years to reverse. For oil companies to avoid that fate, they will need to drill. Naturally, high reserve replacement ratios are associated with high rig counts, which imply high OSV demand.

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Nordic American Offshore

Breakevens of offshore discovered but undeveloped oil resources

10.0
8.0
6.0
4.0
2.0
0.0
billion barrels of resources
100%
80%
60%
40%
20%
0%
% of total resources
9%
11%
14%
19%
26%
28%
33%
46%
52%
59%
70%
77%
85%
92%
97%
100%
$10-15
$15-20
$20-25
$25-30
$30-35
$35-40
$40-45
$45-50
$50-55
$55-60
$60-65
$65-70
$70-75
$75-80
$80-85
>$85
Resources per breakeven group
% of total resources at breakeven or lower

Source: Rystad Energy

The good news for oil companies and their suppliers is that breakeven costs have fallen to a point where many offshore projects make economic sense. At $50 oil price, nearly half of all discovered but undeveloped offshore resources are at breakeven or better. Improving field economics should lead to higher drilling activity and higher OSV demand.

Shale vs. offshore capex - 2013 to 2017

2017
75
71
2016
47
47
2015
58
88
2014
95
152
2013
241
128
0
50
100
150
200
250
300
USDbn
Offshore greenfield capex by commitment year
NorAm shale D&C capex

Source: Rystad Energy

The big question many are asking is whether or not the momentum in North American shale plays will capture such a large portion of oil companies' budgets that little will be left over for offshore. The data suggests that is not the case. While shale took share of capex spending in 2013-2015, offshore is making a gradual comeback.

Note that the shale data shows drilling & completion spending in each year, while the offshore data shows capex committed in each year. The distinction is important because shale spending hits activity almost immediately, while offshore commitments can take 2 years before they impact activity. In other words shale activity is already strongly recovering because of the quick cycle nature of the resource, while offshore activity remains at low levels because of the lag between commitments and actual spending.

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Nordic American Offshore

OSV supply: Growth is ending, fleet reductions likely

After years of high growth, expansion in the OSV fleet appears to be ending. The official orderbook remains high, but actual deliveries are few and far between. However, zero growth is probably still too high; the fleet needs to shrink in order for supply and demand to rebalance in the near to medium term. Like all shipping segments, OSV has adjustment mechanisms to deal with oversupply. Over the next few years, we think many vessels will exit the marketed fleet because reactivation or maintenance costs will prove too high a barrier, at least until dayrates meaningfully recover. In our view it's the balance between demand and marketed supply that will set dayrates.

OSV fleet growth (YoY) and deliveries (T6M) - Jan 2002 to Mar 2016

16%
14%
12%
10%
8%
6%
4%
2%
0%
YoY growth
160
140
120
100
80
60
40
20
0
vessel deliveries
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Deliveries (trailing 6 months)
YoY fleet growth

*Source: IHS | *includes PSVs >50m LOA and >=1000 dwt + AHTS 4-10k bhp*

While the orderbook shows ~9% of the fleet on order, few vessels are actually delivering which suggests that further fleet growth may be limited or at minimum below what the orderbook implies. In the last 6 months, 15 vessels have delivered which is down from a peak of 130 in early 2014. Explaining the low delivery rate, much of what remains in the orderbook either has been abandoned by the original owner, was speculatively built on the yards' own books or is intended for delivery to distressed companies with minimal access to financing.

OSV orderbook as of mid-April 2017

Vessel type	Existing fleet	On order	% of fleet on order
AHTS 4-7,999 BHP	1,233	64	5%
AHTS 8-10,000 BHP	274	22	8%
PSV 1-2,999 DWT	508	17	3%
PSV 3-3,999 DWT	492	77	16%
PSV 4-4,999 DWT	339	58	17%
PSV >=5,000 DWT	184	29	16%
Total	**3,030**	**267**	**8.8%**
Of which Chinese yards	**-**	**200**	**6.6%**

Source: IHS, Clarksons Research

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Nordic American Offshore

Our OSV macro model shows 60% of the orderbook delivering, though we think actual deliveries could be far less. The orphan newbuilds can't be sold in second-hand market without taking big losses. Even if an owner was willing to take a vessel, take-out financing is scarce at best. With few buyers on the horizon, there's little incentive for yards to continue investing into the vessels, so they sit at the yard and remain in the orderbook but do not deliver.

While these speculative vessels remain at the yards, they often lack 3rd party inspection, which many potential buyers would consider vital to securing quality. A portion of these vessels are said to be in poor condition, left exposed to the elements, with warranties expiring on equipment. The true cost to deliver such vessels is unknown, but in some cases it could cost $10m or more.

In sum there is reason to believe that a large share of the orphan newbuilds will not enter service, though we have taken a conservative approach. Our modelling implies all of the vessels outside of China deliver and approximately half of the Chinese newbuilds deliver.

Offshore owners facing a wall of maintenance costs

Perhaps the largest single issue for the supply side in OSV is the wall of maintenance costs facing owners in the next few years. By the end of 2019, nearly two-thirds of vessels require a 5 year special survey that can cost more than $1m. In addition ships undergoing special surveys after September 2017 will have to install a ballast water treatment system to comply with IMO regulations; that may cost several hundred thousand dollars.

While the amounts may seem small, current rates around opex do not justify taking the expense. Without completing surveys, OSVs cannot operate. Therefore we think OSV rates need to rise in order to cover maintenance costs. Otherwise owners will sideline capacity, which will eventually lead to higher utilization and higher rates.

OSV fleet - cumulative special survey requirements by year

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of total fleet
80%
20%
59%
41%
36%
64%
16%
84%
1%
99%
0%
100%
2017
2018
2019
2020
2021
2022
Survey overdue
In class

Source: Clarksons Research

The wall of maintenance costs comes an inopportune time, since most public OSV companies are facing financial distress. From 2014 to 2016 the 3 largest US-listed OSV companies cut maintenance expense by 66%. The reduction partially reflects the stacking of vessels for which these owners are foregoing spending on special surveys. It also reflects a 43% fall in average spending per active vessel, which suggests owners may only be taking the bare minimum of costs. Over time we suspect these cuts may prove unsustainable and lead to accelerating vessel attrition.

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Nordic American Offshore

Annual maintenance expenditure by company - 2013 to 2016

800
700
600
500
400
300
200
100
0
USDm
2013
2014
2015
2016
TDW
GLF
HOS

Source: company data, Clarksons Platou Securities AS

What will happen to all the stacked vessels?

As far as back as reliable data exists, the OSV market has never seen so many stacked vessels and what happens to them over the next few years represents one of the most important issues for the sector. Over time we think reactivation costs for vessels stacked for multiple years will prove too high to justify returning to service unless rates climb well above current levels. We also think owners may face difficulties marketing assets that have spent several years in layup.

Stacked OSVs - 2010 to 2017

800
700
600
500
400
300
200
100
0
vessels
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Small AHTS
PSV

Source: IHS

In terms of reactivation costs, in many cases owners will need to take the vessels through survey, which may cost $1-2m. Additionally, other deferred maintenance may include replacing parts that were picked to use on active vessels or repairing electrical, mechanical or structural problems that emerged while in layup. We think all-in reactivation costs for vessels stacked for multiple years could range from $1-5m. The low end represents a well-maintained, modern vessel that only faces a survey. The high end of the range represents a poorly maintained vessel in need of major part or system replacements. Below is a list taken from leading vessel surveyor DNV GL of maintenance issues that stacked vessel may face.

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Nordic American Offshore

Types of damage characteristic of laid-up ships

- *Corrosion damage to liners, pistons, piston rings, gears and crankpins*
- *Oxidation of generator circuit breakers*
- *Inter-turn short circuiting of solenoid coils*
- *Oxidation of relays*
- *Malfunction of measurement transducers*
- *Corrosion of valve spindles in lines carrying seawater*
- *Leakage at brazed joints of pipelines Extensive corrosion of seawater lines*
- *Corrosion damage to the impellers, housing, seals and bearings of pumps*
- *Embrittlement of plastic pipes (drinking water and pneumatic control system)*
- *Extensive corrosion of propeller*
- *Corrosion of empty ballast tanks*
- *Corrosion of hull below water line*
- *Organic incrustation of hull below water line*
- *Heavy internal rusting of the gears of winches and deck cranes*
- *Swelling of timber decks in external areas and accommodation spaces*
- *Rotting inside accommodation spaces*

Source: DNV GL

The second element of reactivation relates to whether an oil company will be willing to contract a vessel stacked for multiple years. Our conversations with oil companies suggest this may be a problem. From an oil company's perspective, they need the vessel to perform in often harsh weather around expensive and potentially dangerous infrastructure. There is little room for error in such an environment, and if a vessel goes down because of lingering maintenance issues, the oil company may face downtime on very expensive operations. For some E&Ps chartering a long-term stacked vessel may not be worth the risk.

PSVs stacked in Norway

HAVILA FAITH
HAVILA FORTRESS
HAVILA FAVOUR

Source: Dagens Naeringsliv

We think vessels that are stacked three years or more will effectively be removed from the market, though we take a more conservative approach in our OSV macro model by assuming it takes 5 years for a vessel to exit the fleet. Some 762 OSVs (25% of the total fleet) currently sit in layup, of which 108 have been stacked for 3 years or more and 238 have been stacked for 2 years or more.

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Nordic American Offshore

However, if we assume that the downturn runs through the end 2018, in January 2019 over 600 vessels (20% of the total fleet) will have been stacked for 3 years or more. Therefore, we think the majority of the stacked fleet could face exclusion from service unless capacity tightens to a point where E&Ps have no choice. The net result would be a large reduction in the fleet at a time when demand is expected to strengthen, which in our view will lead to a higher rate context.

Older ladies need to go

Another source supply adjustment may come from removing the older vessels in the fleet, some 20% of which was built prior to 2000. These vessels often work in areas like the Middle East, Iran, India and parts of Africa where vessel spec may be less important than relationships. Owners of older tonnage nonetheless face maintenance and survey costs which typically increase as a vessel ages.

OSV fleet age profile
vessels
500
450
400
350
300
250
200
150
100
50
0
Over 20% of the fleet built pre-2000
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
PSV
Small AHTS

Source: IHS, Clarksons Platou Securities AS

These owners can pay for expensive upkeep or buy a significantly younger vessel. For example a 5 year survey on ~25 year old PSV could rise above $1m but for $1-2m the owner of the 25 year old vessel could buy a 15 year old vessel. It's an easy business case in our view, and we see many vessels in the 15-20 year range changing hands and often ending up with the type of owners that operate the oldest tonnage. In this situation we expect the older vessels that are replaced will either be scrapped or left to rot.

Older PSVs heading for the scrap yard

Source: US Coast Guard

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Nordic American Offshore

Signs of life in the North Sea

Recent developments suggest activity may have bottomed in the North Sea PSV market. Demand measured by vessels working fell consistently through 2015 and 2016, though in 2017 the number of vessels employed has risen ~8% from the bottom. Moreover the demand improvement began in February, well ahead of the typical seasonal uptick that usually begins in April.

North Sea PSVs by status - Jan 2015 to Apr 2017

300
250
200
150
100
50
0
vessles
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Term
Spot
Available
Yard
Lay-Up

Source: Clarksons Platou Offshore Research

Tendering activity also points to an improving market in our view. Currently there are outstanding term tenders for 16 vessels compared to 8 vessels at the same time last year. Average duration of the tenders has tripled, perhaps signaling that oil companies see a rising rate environment ahead, or at least they may believe rates will not fall further.

Outstanding term requirements – April 2017 vs. April 2016

Mid-April 2017

PSVs	Charterer	Max firm term	Vessel months
1.0x	Total	6 months	6
1.0x	Nexen	5 months	5
2.0x	Nexen	5 months	9
1.0x	Centrica	9 months	9
1.0x	Providence	2 months	2
1.0x	ConocoPhillips	84 months	84
1.0x	ConocoPhillips	84 months	84
1.0x	ConocoPhillips	84 months	84
1.0x	CNR	15 months	15
1.0x	Repsol Sinopec	18 months	18
3.0x	Statoil	60 months	180
1.0x	Statoil	6 months	6
1.0x	Statoil	24 months	24
16.0x			**526**

Mid-April 2016

PSVs	Charterer	Max firm term	Vessel months
1.0x	CNR	36 months	36
1.0x	Heerema	3 months	3
1.0x	Statoil	12 months	12
1.0x	Statoil	12 months	12
1.0x	Talisman	5 months	5
1.0x	Team	3 months	3
1.0x	Total	3 months	3
1.0x	Tullow	3 months	3
8.0x			**77**

Source: Clarksons Platou Offshore

In 2017 spot rates have seen the highest average for a first quarter in three years. 1Q17 spot rates averaged 25% higher than during the same period in 2016 and 11% higher than 1Q15. With the modest improvement in demand and high number of vessels in lay-up, prompt vessel availability has fallen and contributed to better earnings for vessel owners. 1Q17 saw an average of 10 vessels available through the quarter, while in 2016 and 2015 the level averaged 17 and 18 vessels, respectively.

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Nordic American Offshore

Appendix – North Sea PSV rates

North Sea PSV weekly spot rates - 2015 to 2017

20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
USD/day
1
4
7
10
13
16
19
22
25
28
31
34
37
40
43
46
49
52
Week #
2015
2016
2017

Source: Clarksons Research

North Sea PSV term rates - Jan 2006 to Mar 2017

50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
USD/day
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
500-749 m2
750-899 m2
900+ m2

Source: Clarksons Research

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Nordic American Offshore

Profit and loss (USDm)	2014	2015	2016	2017E	2018E	2019E	2020E
Revenue	52	35	16	16	22	42	66
Gain/loss sale of assets	0	0	0	0	0	0	0
Other revenue	0	0	0	0	0	0	0
Total revenue	**52**	**35**	**16**	**16**	**22**	**42**	**66**
Operating expenses	-29	-29	-29	-22	-26	-31	-31
EBITDA	**23**	**6**	**-12**	**-6**	**-4**	**11**	**34**
- EBITDA-margin	*44 %*	*17 %*	*-76 %*	*-38 %*	*-21 %*	*27 %*	*52 %*
Adjusted EBITDA	**25**	**6**	**-12**	**-6**	**-4**	**11**	**34**
- Adjusted EBITDA-margin	*48 %*	*17 %*	*-76 %*	*-38 %*	*-21 %*	*27 %*	*52 %*
Depreciation	-11	-14	-16	-16	-16	-15	-14
EBIT adj.	**13**	**-8**	**-29**	**-22**	**-20**	**-4**	**20**
- EBIT-margin adj.	*26 %*	*-24 %*	*-176 %*	*-141 %*	*-93 %*	*-9 %*	*30 %*
EBIT	**11**	**-8**	**-29**	**-22**	**-20**	**-4**	**20**
- EBIT-margin	*22 %*	*-24 %*	*-176 %*	*-141 %*	*-93 %*	*-9 %*	*30 %*
Net interest	-1	-2	-3	-4	-4	-4	-4
Other financial Items	-2	-1	0			0	
Pre-tax profit	**8**	**-11**	**-32**	**-26**	**-24**	**-8**	**16**
Tax	-1	0	0	0	0	0	0
- Tax rate	*15 %*	*0 %*	*0 %*	*0 %*	*0 %*	*0 %*	*0 %*
Net income	**7**	**-11**	**-32**	**-26**	**-24**	**-8**	**16**
Adjustments after tax	3	0	0	0	0	0	0
Adjusted net income	**10**	**-11**	**-32**	**-26**	**-24**	**-8**	**16**
EPS (USD)	0.30	-0.47	-1.55	-0.42	-0.39	-0.13	0.26
EPS, adj. (USD)	**0.43**	**-0.47**	**-1.55**	**-0.42**	**-0.39**	**-0.13**	**0.26**

Balance sheet (USDm)	2014	2015	2016	2017E	2018E	2019E	2020E
Cash and liquid assets	46	5	3	34	15	8	14
Other current assets	5	9	5	6	8	16	23
Current assets	**52**	**15**	**8**	**40**	**23**	**24**	**38**
Fixed assets	255	314	367	353	341	327	312
Other long term assets	16	9					
Long term assets	**271**	**323**	**367**	**353**	**341**	**327**	**312**
Total assets	**322**	**337**	**375**	**393**	**365**	**350**	**350**
Short term interest bearing debt	0	0	0	0	0	0	0
Other short term liabilities	3	8	4	4	4	5	5
Current liabilities	**3**	**8**	**4**	**4**	**4**	**5**	**5**
Long term interest bearing debt	0	47	136	136	136	136	136
Other long-term liabilities		2	0	1	1	1	1
Long term liabilities	**0**	**49**	**137**	**137**	**137**	**137**	**137**
Shareholders equity	0	0	0	0	0	0	0
Other equity	319	281	234	253	224	209	209
Equity	**319**	**281**	**234**	**253**	**224**	**209**	**209**
Total liabilities and equity	**322**	**337**	**375**	**393**	**365**	**350**	**350**
Working capital	**-43**	**-44**	**-44**	**-42**	**-41**	**-34**	**-26**
Net debt	**-91**	**-3**	**88**	**57**	**76**	**83**	**77**
Accumulated committed capex	**176**	**0**	**0**	**0**	**0**	**0**	**0**

Cash flow (USDm)	2014	2015	2016	2017E	2018E	2019E	2020E
Pre-tax profit	8	-11	-32	-26	-24	-8	16
- Associated companies	0	0	0	0	0	0	0
+ Depreciation and amortization	11	14	16	16	16	15	14
- Payable tax	-1	0	0	0	0	0	0
+/- Other operating items	-4	3	0	-3	-3	-13	-16
Cash flow from operations	**19**	**6**	**-17**	**-10**	**-8**	**7**	**30**
Change in working capital	-2	0	1	-2	-2	-7	-8
Operating cash flow	**17**	**6**	**-16**	**-11**	**-10**	**1**	**22**
Capex	-4	-1	-62	-2	-4	0	0
Growth capex	-189	-64	0	0	0	0	0
Cash flow from investments	**-193**	**-65**	**-62**	**-2**	**-4**	**0**	**0**
Free cash flow	**-176**	**-59**	**-78**	**-14**	**-14**	**0**	**22**
Dividend paid	-31	-22	-6	-4	-5	-7	-16
Share buy back	0	0	0	0	0	0	0
Equity increase	100	-6	-9	49	0	0	0
Cash flow from financing	**69**	**-28**	**-15**	**45**	**-5**	**-7**	**-16**
Other items	89	-1	1	0	0	0	0
Change in net debt	**18**	**88**	**92**	**-31**	**19**	**7**	**-6**

Source: Company reports, Clarksons Platou Securities AS

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Nordic American Offshore

Divisional distribution (USDm)	2014	2015	2016	2017E	2018E	2019E	2020E
Revenue							
North Sea	52	35	16	16	22	42	66
Total	**52**	**35**	**16**	**16**	**22**	**42**	**66**
EBITDA							
North Sea	25	6	-12	-6	-4	11	34
Total	**25**	**6**	**-12**	**-6**	**-4**	**11**	**34**
EBITDA margin							
North Sea	47.7 %	17.2 %	neg	neg	neg	26.6 %	52.4 %
Total	**47.7 %**	**17.2 %**	**-76.3 %**	**-37.6 %**	**-20.5 %**	**26.6 %**	**52.4 %**

Growth	2014	2015	2016	2017E	2018E	2019E	2020E
Revenues	3,924 %	-32 %	-53 %	-4 %	38 %	95 %	56 %
EBITDA, adj.	613,750 %	-76 %	-306 %	52 %	25 %	353 %	206 %
EBIT, adj.	5,201 %	-164 %	-241 %	22 %	9 %	81 %	620 %
Pre-tax profit, adj.	14,446 %	-208 %	-196 %	18 %	8 %	67 %	301 %
Earnings per share, adj.	5,471 %	-210 %	-229 %	73 %	8 %	67 %	301 %
Operating cash flow per share	1,280 %	-64 %	-401 %	77 %	11 %	105 %	4,007 %

Return ratios	2014	2015	2016	2017E	2018E	2019E	2020E
Return on Equity, adjusted	4 %	-4 %	-12 %	-11 %	-10 %	-4 %	8 %
Return on Capital employed	5 %	-3 %	-8 %	-6 %	-5 %	-1 %	6 %
Return on Capital employed, after tax	4 %	-3 %	-8 %	-6 %	-5 %	-1 %	6 %

Gearing and liquidity	2014	2015	2016	2017E	2018E	2019E	2020E
Net debt	-91	-3	88	57	76	83	77
Working capital	-43	-44	-44	-42	-41	-34	-26
Capital employed	319	328	370	389	360	345	345
Cash ratio	1,454 %	68 %	72 %	894 %	353 %	175 %	313 %
Net debt/Equity	-0.3	0.0	0.4	0.2	0.3	0.4	0.4
Net debt/EBITDA	-3.7	-0.6	-7.1	-9.7	-17.2	7.4	2.2

Per share information	2014	2015	2016	2017E	2018E	2019E	2020E
EPS (USD)	0.30	-0.47	-1.55	-0.42	-0.39	-0.13	0.26
EPS, adj. (USD)	0.43	-0.47	-1.55	-0.42	-0.39	-0.13	0.26
OCFPS (USD)	0.73	0.26	-0.79	-0.18	-0.16	0.01	0.36
FCFPS (USD)	-7.52	-2.58	-3.76	-0.22	-0.23	0.00	0.36
BVPS (USD)	13.62	12.33	11.32	4.08	3.61	3.37	3.37
Dividend (USD)	1.80	0.61	0.28	0.08	0.08	0.14	0.28

Quarterly profit and loss (USDm)	1Q16	2Q16	3Q16	4Q16	1Q17E	2Q17E	3Q17E	4Q17E
Revenue	5	5	4	2	4	5	4	3
Other revenue	0	0	0	0	0	0	0	0
Total revenue	**5**	**5**	**4**	**2**	**4**	**5**	**4**	**3**
Operating expenses	-7	-8	-7	-7	-5	-6	-5	-6
EBITDA	**-2**	**-2**	**-3**	**-4**	**-1**	**-1**	**-1**	**-2**
- EBITDA-margin	*-46 %*	*-49 %*	*-86 %*	*-181 %*	*-37 %*	*-21 %*	*-33 %*	*-66 %*
Adjusted EBITDA	**-2**	**-2**	**-3**	**-4**	**-1**	**-1**	**-1**	**-2**
-Adjusted EBITDA-margin	*-46 %*	*-49 %*	*-86 %*	*-181 %*	*-37 %*	*-21 %*	*-33 %*	*-66 %*
Depreciation	-4	-4	-4	-4	-4	-4	-4	-4
EBIT adj.	**-6**	**-6**	**-8**	**-9**	**-6**	**-5**	**-5**	**-6**
- EBIT-margin adj.	*-121 %*	*-128 %*	*-194 %*	*-360 %*	*-143 %*	*-110 %*	*-138 %*	*-186 %*
EBIT	**-6**	**-6**	**-8**	**-9**	**-6**	**-5**	**-5**	**-6**
- EBIT-margin	*-121 %*	*-128 %*	*-194 %*	*-360 %*	*-143 %*	*-110 %*	*-138 %*	*-186 %*
Net interest	-1	-1	-1	-1	-1	-1	-1	-1
Other financial Items	0	0	0	0		0	0	
Pre-tax profit	**-6**	**-7**	**-9**	**-10**	**-7**	**-6**	**-6**	**-7**
- Pre-tax margin	*-130 %*	*-146 %*	*-218 %*	*-415 %*	*-169 %*	*-133 %*	*-165 %*	*-216 %*
Tax	0	0	0	0	0	0	0	0
- Tax rate	*0 %*	*0 %*	*0 %*	*0 %*	*0 %*	*0 %*	*0 %*	*0 %*
Net income	**-6**	**-7**	**-9**	**-10**	**-7**	**-6**	**-6**	**-7**
- Result margin	*-130 %*	*-146 %*	*-218 %*	*-415 %*	*-169 %*	*-133 %*	*-165 %*	*-216 %*
Adjustments after tax	0	0	0	0	0	0	0	0
Adjusted net income	**-6**	**-7**	**-9**	**-10**	**-7**	**-6**	**-6**	**-7**
EPS (USD)	-0.28	-0.35	-0.42	-0.48	-0.32	-0.10	-0.10	-0.12
EPS, adj. (USD)	**-0.28**	**-0.35**	**-0.42**	**-0.48**	**-0.32**	**-0.10**	**-0.10**	**-0.12**

Source: Company reports, Clarksons Platou Securities AS

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Nordic American Offshore

Valuation	2014	2015	2016	2017E	2018E	2019E	2020E
Share price (USD)	12.28	5.27	2.75	0.95	0.95	0.95	0.95
Share price, high (USD)	20.40	13.32	5.69	2.95			
Share price, low (USD)	9.70	4.34	2.60	0.93			
No. of shares outstanding at 31.12 (m)	23.4	22.8	20.7	62.0	62.0	62.0	62.0
Market cap. (USDm)	288	120	57	59	59	59	59
Net debt (USDm)	-91	-3	88	57	76	83	77
Enterprise value (USDm)	196	117	145	116	135	142	135
EV/Sales (x)	3.8	3.3	8.9	7.4	6.2	3.4	2.1
P/E, adj. (x)	28.7	n.m.	n.m.	n.m.	n.m.	n.m.	3.7
P/OCF (x)	16.7	20.2	n.m.	n.m.	n.m.	n.m.	2.6
EV/FCF (x)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	6.0
EV/CE (x)	0.6	0.4	0.4	0.3	0.4	0.4	0.4
P/Book (x)	0.9	0.4	0.2	0.2	0.3	0.3	0.3
Dividend yield (%)	14.7	11.6	10.2	8.5	8.5	14.8	29.6

Credit Metrics	2014	2015	2016	2017E	2018E	2019E	2020E
Total Debt/EBITDA adj (x)							
Net Debt/EBITDA adj (x)	-3.7	-0.6	-7.1	-9.7	-17.2	7.4	2.2
EBITDA/Interest (x)	-21.7	-3.3	3.6	1.4	1.1	-2.8	-8.4
FFO/Total Debt (%)							
Equity Ratio (%)							

Source: Company reports, Clarksons Platou Securities AS

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Nordic American Offshore

Disclosure Appendix

Clarksons Platou Securities AS

This report has been prepared on an independent basis and is provided by Clarksons Platou Securities AS, a limited liability company incorporated in Norway (reg.no 942 274 238), authorised to provide banking and investment services in accordance with and pursuant to the Norwegian Securities Trading Act of 2007, as amended. Clarksons Platou Securities AS ultimate parent is Clarkson PLC, a Public Limited Company registered in England and Wales, domiciled in the UK and listed on the London Stock Exchange with ticker CKN:L. Clarkson PLC is principally an investment holding company, whose subsidiaries are primarily involved in providing shipping related services. Clarksons Platou Securities AS is under the supervision of the Norwegian Financial Supervisory Authority (Nw.: "Finanstilsynet") and is a member of the Norwegian Securities Dealers Association (Nw.: Verdipapirforetakenes Forbund). Internal rules have been developed in accordance with recommendations issued by the association.

Analysts' Certification

The analysts whose names appear in this research report certify that (i) all of the views expressed in this research report accurately reflect their personal views about the subject securities or issuers, and (ii) no part of their compensation was, is, or will be directly or indirectly related to the specific recommendations or views expressed in this research report.

The research analysts whose names appear in this report are not registered/qualified as research analysts with FINRA and may not be associated persons of Clarksons Platou Securities, Inc., Clarksons Platou Securities AS' US registered broker-dealer affiliate and, therefore, may not be subject to the FINRA Rule 2241 restrictions on communications with a subject company, public appearances and trading securities held by a research analyst account.

Important Information

Clarksons Platou Securities AS' research is disseminated primarily electronically and, in some cases, in printed form. Electronic research is simultaneously available to all clients. Individual consultations with analysts may not be disseminated electronically by Clarksons Platou Securities AS. All material presented in this report, unless specifically indicated otherwise, is under copyright to Clarksons Platou Securities AS. No part of this material may be (i) copied, photocopied or duplicated in form by any means or (ii) redistributed without prior written consent of Clarksons Platou Securities AS.

This report has been prepared by Clarksons Platou Securities AS' equity research department solely for general information purposes to professional investors only. The report does not constitute and will not form part of and should not be construed as a solicitation of any offer to buy or sell any security, commodity or instrument or related derivative or to participate in any trading or investment strategy.

This report and any recommendation contained herein speak only as of the date of this report and are subject to change without notice. Clarksons Platou Securities AS and its affiliated companies and employees shall have no obligation to update or amend any information or opinion contained in this report, and the frequency of subsequent reports, if any, remain in the discretion of the author and Clarksons Platou Securities AS. Estimates provided in this report are prepared by employees of Clarksons Platou Securities AS' equity research department. Please note that all prices and special levels are indicative, and may not be up to the date specified in this report.

This report is based solely on publicly available information. All information, including without limitation statements of fact, contained herein has been obtained and compiled in good faith from third party sources believed to be reliable, but has not been subject to independent verification. Clarksons Platou Securities AS does consequently not make any undertaking, representation or warranty, express or implied, with respect to the accuracy or completeness of the report. The report is not to be relied upon as authoritative and should not be regarded as a substitute for the exercise of reasoned and independent judgment by the investor.

Unless otherwise stated on the first page, this report has not been reviewed by the subject company or companies before dissemination. In instances where part of a report is submitted to the subject company or companies prior to publication, the submission will comply with applicable law and is for the purpose of ensuring that facts are correct.

The report contains certain forward-looking statements relating to the business, financial performance and results of the relevant issuers and/or industries and markets. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words "believes", expects", "predicts", "intends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", and similar expressions. Any forward-looking statements and other information contained in this report, including assumptions, opinions and views cited from third party sources are solely opinions and forecasts which are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development. Neither Clarksons Platou Securities AS nor any of its affiliates or employees provide any assurance that the assumptions underlying such forward-looking statements are free from errors nor do any of them accept any responsibility for the future accuracy of the opinions expressed in this report or the actual occurrence of the forecasted developments. Clarksons Platou Securities AS does not assume any obligation to update any forward-looking statements or to conform these forward-looking statements to actual results. Please note that past performance of a company or financial instrument is not necessarily a guide to future performance.

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Nordic American Offshore

Limitation of liability

This report has been prepared without regard to any particular investors' objectives, financial situation or needs, and does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. The securities discussed in this report may not be suitable for all investors. This report has been prepared and issued for distribution to professional investors only and all recipients should seek independent investment advice prior to making any investment decision based on any information contained in this report. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

Clarksons Platou Securities AS and/or its affiliates and associated persons, including salespeople and traders, may provide oral or written market commentary or trading strategies to clients that reflect opinions that are contrary to the opinions expressed in this report.

Neither Clarksons Platou Securities AS nor any of its affiliates or any such person's affiliates, officers, employees or advisers accept any liability whatsoever as to any errors, omissions or misstatements contained herein and, accordingly, expressly disclaim any and all liabilities for any and all losses (whether direct or indirect) related to investments caused by or motivated by this report or information included herein. Any person receiving this report is deemed to have accepted this disclaimer which shall apply also should the estimates or opinions shown turn out to be to erroneous or incomplete or based upon incorrect or incomplete facts, interpretations or assessments or assumptions by Clarksons Platou Securities AS, and irrespective of whether Clarksons Platou Securities AS or any person related to Clarksons Platou Securities AS are at fault.

Planned updates

There is no fixed schedule for updating the research included in this report. However, Clarksons Platou Securities AS aims to update recommendations on a company when:

- The target price is achieved
- New accounting figures are released
- Any material news on a company or its industry is released

Prevention of conflicts of interests and authors' independence

Clarksons Platou Securities AS aims always to operate in compliance with appropriate business standards, including with respect to conflicts of interests and the content of reports produced by investment firms and other relevant standards.

Clarksons Platou Securities AS has policies in place to ensure that all recipients of research reports are treated fairly and not discriminated against. Research analysts are not permitted to accept gifts from issuers they cover in research reports or from other persons who have a material interest in such issuers. Research analysts are required to inform Clarksons Platou Securities AS of all outside business interests, and are prohibited from serving as officer, director, advisory board member or employee of any company in the analyst's area of coverage. The analysts are not permitted to accept gifts from issuers they cover in research reports or from other persons who have a material interest in such issuers. Research analysts may conduct site visits to an issuer from time to time but are prohibited from accepting payment or reimbursement from the subject company for any costs or expenses.

To limit possible conflicts of interests, Clarksons Platou Securities AS has established information barriers to separate departments within Clarksons Platou Securities AS where potential conflicts of interest may arise. The analysts within Clarksons Platou Securities AS equity research department are separated from the corporate finance department in order to control the flow of information ("Chinese walls") and are subject to internal rules on the handling of inside and other confidential information, unpublished research material and contact with other departments. The object of the internal rules is to ensure that no analyst will abuse or cause others to abuse confidential information. The analyst(s) involved in the preparation of this research report has not at the same time been involved in corporate assignments for the companies discussed herein.

Important Disclosures regarding Clarksons Platou Securities AS Equity Research

Basis and methods for assessment

The opinions and views contained herein are based on numerous assumptions. Different assumptions could result in materially different results. Furthermore, the assumptions may not be realized. Recommendations in respect of shares and share related instruments are based on estimates using various valuation methods. These methods include analysis of earnings multiples, valuation of a company using discounted cash flow calculations and net asset value assessments. For an overview of our basis and methods for assessment, definitions of key terms and definitions of credit ratings, please refer to http://securities.clarksons.com/Investment-Banking/Research/Disclaimers-and-Disclosures.

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Nordic American Offshore

Rating structure

Clarksons Platou Securities AS' research department operates with 3 rating categories based on the expected absolute return within 6 months. Investors should carefully read the entire research report, including the definitions of all ratings, and not infer its contents from ratings alone.

Buy	The return is estimated to be in excess of 15%.
Neutral	The return is estimated between 15% and minus 5%.
Sell	The return is estimated to be less than minus 5%.

Clarksons Platou Securities AS' rating distribution

Below is an overview of Clarksons Platou Securities AS' rating distribution as of 18/04/2017

Ratings	Distribution	% of companies under coverage with this rating	% of companies under coverage with this rating for which CPS has provided investment banking services in the past 12 month
Buy	30	63%	10%
Neutral	12	25%	2%
Sell	6	13%	0%
Total	48	100%	13%

Rating and Price Target History for Nordic American Offshore

The latest report prepared by Clarksons Platou Securities AS concerning the Company is dated . The recommendation is unchanged. Clarksons Platou Securities AS' recommendations regarding the Company the last three years are set out below:

Nordic American Offshore - Rating: Buy, Price Target: $2.00

24
20
16
12
8
4
0
2,400
2,200
2,000
1,800
J-14
S-14
D-14
M-15
J-15
S-15
D-15
M-16
J-16
S-16
D-16
M-17
Nordic American Offshore (L Axis)
S&P 500 Index (R Axis)

Data source: FactSet Prices and Ratings

Risks related to investments and recommendations

Any investment in financial instruments involves risks, such as the risk of no yield or the risk of losing the capital invested. Several factors could cause the actual results, performance or achievements of the companies and instruments described herein to be materially different from any future results, performance or achievements that may be expressed or implied by statements and information in this report, including, among others and without limitation, risks or uncertainties associated with the companies' business, segments, development, growth management, financing, market acceptance and relations with customers. More generally an investment will involve risks related to general economic and business conditions, changes in domestic and foreign laws and regulations, taxes, changes in competition and pricing environments, fluctuations in currency exchange rates and interest rates and other factors. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report. Some investments discussed by Clarksons Platou Securities AS have high volatility and may therefore experience sudden and large changes in value that may cause the investor to lose all or part of their capital investment. International investing may include additional risks related to political and economic uncertainties as well currency risk.

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Nordic American Offshore

The analyst's assessment of risk is identified by the following terms:

High risk	The share is likely to be considerably more volatile than the general index. The reason may be the characteristics of the company or the company's industry, or issues associated with the share as a security, such as a recent listing, a limited free float or the expectation of corporate action.
Medium risk	The share is expected to be about as volatile as the general index.
Low risk	The share is expected to fluctuate less than the general index, and the Company, the share or the industry has inherent characteristics that reduce the expected volatility of the share price.

The opinions and views contained herein are based on numerous assumptions as described in this report. Different assumptions could result in materially different results. Furthermore, the assumptions may not be realized.

This document does not provide individually tailored investment advice and all recipients of this document are advised to seek the advice of a financial advisor before deciding on an investment or an investment strategy.

Additional Research Disclosure Legends

Clarksons Platou Securities AS does not alone or together with affiliated companies hold more than 1% of the total share capital of any company on which it issues research. Clarksons Platou Securities AS and its affiliates (and/or their employees) may, however, have investments in companies/financial instruments (or derivative thereof) featured in this report or have other financial interests in transactions involving these companies/financial instruments. In addition, Clarksons Platou Securities AS may have or has acted as manager for and provided investment banking services to a number of companies mentioned in this report. In light of the broad range of financial services and ship brokerage activities offered and provided by Clarksons Platou Securities AS and the Clarksons Platou Group, however, it can be assumed that Clarksons Platou Securities AS and its affiliates may currently and may in the future be providing or aim to provide investment banking or other financial services of a confidential nature (and consequently not referenced herein or on the mentioned web site) to or on behalf of the issuers referred to in this report.

None of the research analysts responsible for preparing and issuing this report or any member of the analysts' households have a financial interest in the securities of the subject companies of this report.

For an overview of Clarksons Platou Securities AS' and/or its employees' positions in financial instruments in addition to an overview of the companies to whom Clarksons Platou Securities AS has provided investment banking services to over the latest 12 months, please refer to Clarksons Platou Securities AS' web page http://securities.clarksons.com/Investment-Banking/Research/Disclaimers-and-Disclosures.

Important Disclosures for recipients in the United States

This research report was prepared for information purposes only by Clarksons Platou Securities AS, a foreign broker-dealer that is not registered in the United States. Clarksons Platou Securities AS' research reports are intended for distribution in the United States solely to "major U.S. institutional investors" in reliance on the exemption from broker-dealer registration provided by Rule 15a-6 of the United States Securities Exchange Act of 1934, as amended and may not be furnished to any other person in the United States. Each major U.S. institutional investor that receives a copy of a Clarksons Platou Securities AS research report by its acceptance thereof represents and agrees that it shall not distribute or provide copies to any other person.

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